# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALIFORNIA WATER SERVICE GROUP, CIK 0001035201
CUSIP: 130788102
Title of class of securities: Common Shares, par value $0.01
Address of issuer's principal executive offices: 1720 North First Street, San Jose, California (CA), 95112
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-001432
Filed by CIK 0001330387

## Reporting persons
- AMUNDI: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 1,894,617; sole dispositive power 0; shared dispositive power 3,489,311; aggregate amount beneficially owned 3,489,311 (5.83% of the class)
- AMUNDI ASSET MANAGEMENT: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 1,894,617; sole dispositive power 0; shared dispositive power 3,489,311; aggregate amount beneficially owned 3,489,311 (5.83% of the class)

## Item 1. Issuer
Name of issuer: CALIFORNIA WATER SERVICE GROUP
Address of issuer's principal executive offices: 1720 North First Street, San Jose, CA 95112

## Item 2. Person Filing
Name of person filing:
Amundi
Amundi Asset Management
Address of principal business office or, if none, residence:
Amundi: 91-93 boulevard Pasteur, 75015 Paris, France
Amundi Asset Management: 91-93 boulevard Pasteur, 75015 Paris, France
Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,489,311
Percent of class: 5.83%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,894,617
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,489,311

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Amundi Asset Management
KBI Global Investors (North America) Ltd
KBI Global Investors Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AMUNDI: John M. Malone, John M. Malone / Chief Compliance Officer / Power of Attorney (07/22/2026)
- AMUNDI ASSET MANAGEMENT: John M. Malone, John M. Malone / Chief Compliance Officer / Power of Attorney (07/22/2026)